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| FORM 4 |                   UNITED STATES SECURITIES AND EXCHANGE COMMISSION
+--------+                               Washington, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

    Wright                  Theodore                            M.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

                           c/o Sonic Automotive, Inc.
                           5401 E. Independence Blvd.
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                                   (Street)

                              Charlotte, NC 28212

--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)

2.  Issuer Name and Ticker or Trading Symbol   Sonic Automotive, Inc. (SAH)
                                             -----------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)
                --------------

4.  Statement for Month/Year    5/02
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------

6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
     X  Director     X  Officer             ___ 10% Owner    ___ Other
    ---             ---
                    (give title below)                       (specify below)

                        Vice President and CFO
    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)
     X   Form filed by One Reporting Person
    ----
    ____ Form filed by More than One Reporting Person

                                      Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock  5-1-02     M               10,000        A         $  6.00                        D
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Class A Common Stock  5-2-02     M               25,376        A         $  6.00                        D
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Class A Common Stock  5-2-02     M                4,624        A         $7.9375                        D
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock  5-3-02     M               45,376        A         $7.9375                        D
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock  5-3-02     M                4,624        A         $9.1875                        D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock  5-6-02     M               34,000        A         $9.1875                        D
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock  5-1-02     S (2)           10,000        D         $ 36.85                        D
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Class A Common Stock  5-2-02     S (2)           30,000        D         $ 36.74                        D
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Class A Common Stock  5-3-02     S (2)           50,000        D         $ 37.74                        D
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Class A Common Stock  5-6-02     S (2)           34,000        D         $ 39.16   43,775               D
------------------------------------------------------------------------------------------------------------------------------------


                      Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                              (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security
                                                                           --------------------------------------------------
                                                                           Code      V                 (A)         (D)
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Option to                          $6.00               5-1-02              M                                       10,000
Purchase
-----------------------------------------------------------------------------------------------------------------------------
Option to
Purchase                           $6.00               5-2-02              M                                       25,376
-----------------------------------------------------------------------------------------------------------------------------
Option to
Puchase                            $7.9375             5-2-02              M                                        4,624
-----------------------------------------------------------------------------------------------------------------------------
Option to
Purchase                           $7.9375             5-3-02              M                                       45,376
-----------------------------------------------------------------------------------------------------------------------------
Option to
Purchase                           $9.1875             5-3-02              M                                        4,624
-----------------------------------------------------------------------------------------------------------------------------
Option to
Purchase                           $9.1875             5-6-02              M                                       34,000
-----------------------------------------------------------------------------------------------------------------------------

                       Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                              (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Securities    ficial
                                                                                (Instr.     ficially         Bene-         Owner-
                               --------------------------------------------     5)          Owned            ficially      ship
                               Date     Expira-              Amount or                      at End           Owned at      (Instr.
                               Exer-    tion         Title   Number of                      of               End of        4)
                               cisable  Date                 Shares                         Month            Month
                                                                                            (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                             11-17-98   11-17-01 Class A
                                                 Common      10,000                                      D
                                                 Stock
------------------------------------------------------------------------------------------------------------------------------------
                              (1)       11-17-01 Class A
                                                 Common      25,376                                      D
                                                 Stock
------------------------------------------------------------------------------------------------------------------------------------
                              4-5-01    10-5-10  Class A
                                                 Common       4,624                                      D
                                                 Stock
------------------------------------------------------------------------------------------------------------------------------------
                              4-5-01    10-5-10  Class A
                                                 Common      45,376                                      D
                                                 Stock
------------------------------------------------------------------------------------------------------------------------------------
                              4-6-99    10-6-08  Class A
                                                 Common       4,624                                      D
                                                 Stock
------------------------------------------------------------------------------------------------------------------------------------
                              4-6-99    10-6-08  Class A
                                                 Common      34,000                      331,676         D
                                                 Stock
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses: (1) Of the options to purchase a total of 25,376 shares of Sonic's Class A Common Stock shown for Mr. Wright in the table above, options to purchase 1,125 shares became exercisable on 11-17-98, options to purchase 12,126 shares became exercisable on 11-17-99, and options to purchase 12,125 shares became exercisable on 11-17-00. (2) All of the sales listed in this report, as well as the sale of 1,000 shares of Sonic's Class A common stock previously reported by Mr. Wright on May 10, 2002, occurred pursuant to a Rule 10b5-1 trading plan and agreement between Mr. Wright and IJL/Wachovia, a division of Wachovia Securities, Inc.


           /s/ Theodore M. Wright             6-10-02
          -------------------------------  -----------------
          **Signature of Reporting Person        Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

          * If this form is filed by more than one reporting person, see Instruction 4(b)(v).

          ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
          See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.